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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 18 amends and supplements the Solicitation/ Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                  (a)  LEGAL MATTERS

         On January 31, 2003, Simon Property Group, Inc., and Simon Property Acquisitions, Inc. filed a Memorandum of Law in Support of Plaintiffs' Motion For a Preliminary Injunction in the United States District Court for the Eastern District of Michigan (the "Court") (the "Memorandum of Law"). The brief and its exhibits were initially filed under seal pursuant to Court order. On February 20, 2003, the Court made the brief public, but its exhibits remain under seal.


         Also on January 31, 2003, one of the shareholder plaintiffs filed an
Amended Verified Class Action and Derivative Complaint with the Court.   This
complaint was initially filed under seal pursuant to Court order. The shareholder plaintiffs also filed on January 31, 2003 a memorandum of law in support of a preliminary injunction. On February 20, 2003, the Court made this Complaint public, but did not make public the shareholder plaintiff's memorandum of law.


         On February 21, 2003, the Company filed a Defendants' Brief in Opposition to Plaintiffs' Motions for a Preliminary Injunction. Defendants also filed certain exhibits to this brief under seal pursuant to Court order.


ITEM 9.  EXHIBITS.
Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(a)(38)                        Shareholder Letter

(a)(39)                        Shareholder Letter

(a)(45) Memorandum of Law in Support of Plaintiffs' Motion for a Preliminary Injunction, filed on January 31, 2003, by Simon Property Group, Inc., and Simon Property Acquisitions, Inc. in the United States District Court for the Eastern District of Michigan

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(a)(46)                        Amended Verified Class Action and Derivative
                               Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert and Taubman Cetners, Inc., filed on January 31, 2003 in the United States District Court for the Eastern District of Michigan

(a)(47) Defendants' Brief in Opposition to Plaintiff's Motions for a Preliminary Injunction, filed by Taubman Centers on February 21, 2003 in the United States District Court for the Eastern District of Michigan

(a)(48)                        Declaration of Alan Miller

(a)(49)                        Declaration of James J. Hanks, Jr.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2003                Taubman Centers, Inc.


                                         By: /s/ Robert S. Taubman
                                            ------------------------------------
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer



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                                  EXHIBIT INDEX

Exhibit No.                    Description
___________                    ____________

(a)(38)                        Shareholder Letter

(a)(39)                        Shareholder Letter

(a)(45) Memorandum of Law in Support of Plaintiffs' Motion for a Preliminary Injunction, filed on January 31, 2003, by Simon Property Group, Inc., and Simon Property Acquisitions, Inc. in the United States District Court for the Eastern District of Michigan

(a)(46) Amended Verified Class Action and Derivative Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert and Taubman Cetners, Inc., filed on January 31, 2003 in the United States District Court for the Eastern District of Michigan

(a)(47) Defendants' Brief in Opposition to Plaintiffs' Motions for a Preliminary Injunction, filed by Taubman Centers on February 21, 2003 in the United States District Court for the Eastern District of Michigan

(a)(48)                        Declaration of Alan Miller

(a)(49)                        Declaration of James J. Hanks, Jr.